Mail Stop 3561

April 7, 2008

James E. Ferrell
Chief Executive Officer
Ferrellgas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

> **Re:** **Ferrellgas Partners, L.P.**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Filed September 28, 2007**
> **File No. 1-11331**

Dear Mr. Ferrell:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director